KWESST MICRO SYSTEMS INC.

KWESST Micro Systems Announces Fiscal 2024 Financial Results

OTTAWA, December 30, 2024 - KWESST Micro Systems Inc.  (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the "Company") is pleased to announce the highlights of its fiscal 2024 year-end results. This announcement is a summary only and should be read in conjunction with KWESST's audited consolidated financial statements, related management discussion and analysis, and Form 20-F Annual Report for the year ended September 30, 2024 ("Fiscal 2024 FS"), all of which have been filed on SEDAR+ and EDGAR.

Highlights for the period:

KWESST's commitment to execution of our strategy, our strong focus on cash management and capital allocation, and the beginning of KWESST's pivot from development stage to revenue ramp-up is evidenced by the following key metrics for the period:

  revenue for Fiscal 2024 increased by 22% over the fiscal year ended September 30, 2023 ("Fiscal 2023"), driven by the Directorate Land Command Systems Program Management Software Engineering Facility ("DSEF") and land command, control, communications, computers, intelligence, surveillance and reconnaissance ("Land C4ISR") government contracts;

  gross profits of $0.5 million (or 32.3% gross margin) recorded for Fiscal 2024 compared to negative $0.2 million (or -15.5% gross margin) in Fiscal 2023; and

  net loss of $7.4 million recorded for Fiscal 2024, a reduction of $1.9 million from Fiscal 2023.

For Fiscal 2024, KWESST's net loss was $7.4 million. Fiscal 2024 EBITDA loss was $6.0 million, a decrease of 20% over Fiscal 2023 mainly due to an increase in revenue and gross profits from our digitization contracts combined with a decrease in operating expenses resulting from to a reduction in consulting fees and investor relations costs year over year, and a reduction in general and administrative ("G&A") costs due the impairment charge on the Phantom intangible asset in Fiscal 2023 and decrease in general administrative expenditures year over year. The adjustments to Fiscal 2024 EBITDA loss included the change in fair value of derivative liabilities, and a decrease in share issuance costs from the 2024 financing activities as compared to the public offering in the United States (the "U.S. IPO") and concurrent offering in Canada (the "Canadian Offering") completed in December 2022, and the private placement completed in July 2023 (the "July 2023 Private Placement") in Fiscal 2023. There were no stock options granted in Fiscal 2024, resulting in a reduction in stock-based compensation expense in Fiscal 2024 compared to Fiscal 2023. The decrease in net financing costs year-to-date ("YTD") Fiscal 2024 over Fiscal 2023 is due to the costs related to the unsecured loans in Fiscal 2023 whereas the loans were repaid, and no such costs were incurred Fiscal 2024.

KWESST's Fiscal 2024, along with its Fiscal 2023 performance reflects the Company's strategy of focused investments in key areas to drive revenue growth: securing large defense contracts, and the commercialization of the Company's line of Non-Lethal Munition Systems including the PARA OPS next generation non-lethal system, and a new ARWEN 40mm munition. Operating expenses for the year increased due to research and development ("R&D") costs on the development of the Battlefield Laser Detection Systems ("BLDS") and KWESST LightningTM programs, headcount growth, and compliance-related costs including the remediation of material control weaknesses. The Company has in parallel implemented cost reductions through the elimination of significant consultant fees and fewer sales and marketing ("S&M") related, as well as reduced travel costs.

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KWESST MICRO SYSTEMS INC.

Results of Operations

In Canadian dollars	September 30, 2024	September 30, 2023	September 30, 2022
Revenue	$1,504,328	$1,234,450	$721,519
Cost of sales	(1,017,826)	(1,425,828)	(536,735)
Gross profit	486,502	(191,378)	184,784
Operating expenses
General and administrative	6,269,257	7,244,762	4,915,263
Selling and marketing	1,538,882	3,024,283	3,296,373
Research and development, net	2,477,736	1,644,565	2,064,493
Total operating expenses	10,285,875	11,913,610	10,276,129
Operating loss	(9,799,373)	(12,104,988)	(10,091,345)
Other income (expenses) Total other income (expenses), net	2,361,614	2,798,628	(478,387)
Net loss	$(7,437,759)	$(9,306,360)	$(10,520,290)
Net loss per share
Basic and diluted	$(8.99)	$(22.80)	$(144.05)
Weighted average number of shares outstanding
Basic and diluted	827,135	408,227	73,030

Revenue

Total revenue increased by $0.3 million in the year compared to Fiscal 2023, mainly due to an additional $0.2 million generated from our digitization business line and $0.1 million from our less-lethal business line (driven from sale of ARWEN products).

At September 30, 2024, the Company's digitization business line consisted of the two government contracts for the DSEF and Land C4ISR programs, along with the Red Cross and ongoing Ground Search and Rescue ("GSAR") programs, which generated $1.0 million in sales in Fiscal 2024 whereas the $0.8 million in sales in Fiscal 2024 were generated by the ongoing GSAR program, delivery of four BLDS units and General Dynamics Missions System ("GDMS") contract.

The Company expects revenue to increase with the commercial launch of KWESST LightningTM which the Company expects to be in calendar 2025, with the expected demand/future orders for the new ARWEN 40mm ammunition and PARA OPS products, as well as from the ramp-up of the Land C4ISR subcontract. Management continues to work with KWESST's industry partners to determine the outlook for ramp-up on the DSEF program.  Although the temporary slow down from the prior year persists, the Company expects this to normalize with no material impact to the overall potential revenue over the life of the contract.

Gross Profit

In Fiscal 2024, the Company's gross profit  was $0.5 million (representing a gross margin of 32.3%), compared to a gross loss of $0.2 million (representing a gross margin of -15.5%) in Fiscal 2023 mainly due to the cost of sales for the production and delivery of the BLDS units in Fiscal 2023 as well as contract and consultant fees in Fiscal 2023 that have since been eliminated.

The Company expects gross profit / margin to continue to increase in Fiscal 2025 from the other product lines described above as well as continued ramp-up on the Canadian Government contracts.

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KWESST MICRO SYSTEMS INC.

Operating Expenses ("OPEX")

Total OPEX decreased by $1.6 million, or 14%, over Fiscal 2023 due to the following factors:

  G&A decreased by $1.0 million, or 13%, primarily due the impairment charge on the Phantom intangible asset in Fiscal 2023 ($1.5 million) and decrease in general administrative expenditures ($0.3 million), offset by an increase in personnel cost ($0.4 million) due to an increase in corporate headcount, which was a meaningful factor in the Company remediating the material internal control weaknesses disclosed in the 2023 annual filings, and related compensation consistent with increased compliance requirements related to our TSX.V and Nasdaq listing, and increase in depreciation from two additional right-of-use assets and capitalization of the ready-for-use Low Energy Cartridge ("LEC") intangible asset in Fiscal 2024 ($0.4 million).

  S&M decreased by $1.5 million, or 49%, primarily due to a decrease in investor relations costs and related sales and marketing costs ($1.6 million), and a decrease in business development costs ($0.3 million), offset by an increase in personnel cost ($0.4 million) mainly to promote our KWESST and ARWEN products.

  R&D increased by $0.8 million, or 51%, primarily due to the fact that the LEC has reached commercial feasibility, and associated costs are no longer being capitalized ($0.5 million), an increase in personnel costs advancing the KWESST LightningTM and BLDS projects in Fiscal 2024 ($0.8 million), and impairment charge on the write-off of obsolete inventory ($0.1 million), offset by a reduction in engineering and production related consulting fees compared to Fiscal 2023 ($0.7 million).

Other income (expenses), net

For Fiscal 2024, the Company's total other income was $2.4 million, compared to total other income of $2.8 million for Fiscal 2023 resulting in a decrease of $0.4 million.  The change in other income (expenses) was driven mainly by:

  A decrease of $1.4 million in share offering costs as $1.9 million related to the U.S. IPO and Canadian Offering, and July 2023 Private Placement in Fiscal 2023, compared to $0.5 million associated with the two US public offering financing activities in April and June 2024, respectively, and the U.S. registered direct offering in August 2024;

  $0.5 million decrease in net finance costs is primarily due to the Fiscal 2023 recognition of the remaining unamortized accretion costs and interest expense relating to the repayment of all outstanding loans, following the closing of the U.S. IPO and Canadian Offering;

  A decrease of $0.3 million in loss on disposal of property, plant and equipment due to the impairment charge on the Phantom intangible asset; and

  $0.2 million increase in foreign exchange gain due to appreciation in the U.S. currency during the period; offset by

  $3.0 million gain on change in fair value of warrant liabilities as a result of the remeasurement of warrant liabilities at September 30, 2024, driven by a decrease in the underlying common share price on September 30, 2024. Under International Financial Reporting Standards, we are required to remeasure warrant liabilities at each reporting date until they are exercised or expired because (i) the exercise price is denominated in United States dollars while the Company's functional currency for financial reporting is Canadian dollars and (ii) the warrants have a cashless exercise option which are two factors that result in the classification of warrants as liabilities instead of equity instruments.

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KWESST MICRO SYSTEMS INC.

Condensed Balance Sheet

KWESST MICRO SYSTEMS INC.
Consolidated Statements of Financial Position
At September 30, 2024 and 2023

In Canadian dollars	September 30, 2024	September 30, 2023
ASSETS
Cash and cash equivalents	$256,828	$5,407,009
Other current assets	1,585,527	1,435,065
Current assets	1,842,355	6,842,074
Non-current assets	3,774,793	4,916,758
Total Assets	$5,617,148	$11,758,832

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	$1,660,637	$1,649,876
Other current liabilities	1,314,944	4,733,759
Current liabilities	2,975,581	6,383,635
Non-current liabilities	1,273,280	1,439,577
Total Liabilities	4,248,861	7,823,212

Total Shareholders' Equity (Deficit)	1,368,287	3,935,620
Total Liabilities and Shareholders' Equity (Deficit)	$5,617,148	$11,758,832

Major Highlights - Year ended September 30, 2024 ("Fiscal 2024")

The following is a summary of major highlights that occurred during Fiscal 2024:

  On October 18, 2023, the Company announced its "Lightning" scalable situational awareness solution for Public Safety market agencies during a critical incident.  KWESST LightningTM will improve interoperability between agencies with lightning-fast time to engagement, offered as fully cloud-based Software as a Service ("SaaS") product.  Built using the "TAK" - the U.S. government Team Awareness Kit ("TAK") software at the foundation, the solution addresses the issues of scalability, interoperability, and time to engagement while customizing the user experience to meet the demands of the specific mission sets that responders encounter.

  On October 24, 2023, the Company announced that it received Notice of Allowance for the Luxton LEC patent from USPTO and notification that the USPTO will issue the patent October 31, 2023.

  On October 31, 2023, the Company announced that it intended to issue 4,670 common shares the "Common Shares") at a deemed price per share of CAD$20.90 in settlement of a debt in an amount of approximately CAD$97,615.

  On November 13, 2023, the Company announced plans to expand its ARWEN business, including the introduction of a new 40mm cartridge for third-party riot control launchers, which constitute the bulk of launchers worldwide.  In order to scale supply and deliver orders in a more responsive fashion we announced a planned reorganization of the business to satisfy the backlog of ARWEN orders and drive sales growth.

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KWESST MICRO SYSTEMS INC.

The Company also reported on the scale-up of PARA OPSTM production on the heels of successful demonstrations to law enforcement agencies over the summer and fall of 2023.

  On November 27, 2023, the Company announced its Board of Directors (the "Board") had appointed Sean Homuth as President and CEO and Kris Denis as interim CFO and Chief Compliance Officer.

  On December 6, 2023, the Company announced the appointment of General (Retired) Rick Hillier to our Board.

  On December 13, 2023, the Company announced that its non-lethal PARA OPSTM and ARWEN products will be available for law enforcement agencies to purchase on-line (with link from KWESST website) on Monday, December 18, 2023.  PARA OPSTM has been in initial production through the fall of 2023, and the Company plans to ramp up for volume production in early calendar 2024 in conjunction with the promotion of PARA OPSTM at the 2024 SHOT Show held in Las Vegas, January 23-26. KWESST also introduced its new ARWEN 40mm cartridge at the SHOT Show in response to substantial interest from many law enforcement agencies.

  On February 2, 2024, the Company announced that Dave Ibbetson, former General Manager of General Dynamics C4 Systems International, and General Dynamics Mission Systems International has been engaged as a Strategic Defence Advisor.

  On February 5, 2024, the Company announced highlights from its attendance at SHOT Show 2024.  This included many law enforcement agencies at the federal, state and local level, plus foreign distributors from Europe, Asia, Latin America and the Middle East, specifically seeking out the Company to view the new products.  The Company has started receiving initial small quantity orders for test and evaluation of its 40mm baton ammunition as well as requests from various agencies for live demonstrations of the PARA OPSTM products.

  On February 12, 2024, the Company announced that it was invited to demonstrate and brief on our public safety products at an international gathering of special intervention units, which was held overseas in April 2024. The Company also been demonstrating and briefing on our new PARA OPSTM non-lethal system, its new 40mm ARWEN cartridge for riot control and tactical teams and our new Lightning and T-SAS systems for sharing situational awareness among responders and commanders to various police agencies in North America.

  On February 28, 2024, the Company announced the signing of a binding letter of intent with O'Dell Engineering Ltd., in Southwestern Ontario, Canada, for the sale and distribution of PARA OPSTM products in Canada for the civilian market. Subsequently, on November 13, 2024, the Company effectively advised O'Dell that it would not be pursuing a definitive agreement.  The Company has engaged the services of an external manufacturer for assembly of its Arwen ammunition and is currently discussing their potential (based on their interest) to become an outsourced manufacturer as well as global distributor of the PARA OPSTM products.

  On March 8, 2024, the Company announced that it had been awarded a contract by the Ontario Provincial Police ("OPP") to deliver training and certification to the force's lead TAK users and trainers.

  On March 12, 2024, the Company reported on its demonstrations of PARA OPSTM to Southern California law enforcement agencies at their request following demonstrations at SHOT Show 2024 in Las Vegas in January.

  On April 3, 2024, the Company announced an offering of Common Shares (and/or pre-funded warrants in lieu thereof) in an underwritten United States public offering.

  On April 4, 2024, the Company announced the pricing of our underwritten public offering of 153,850 Common Shares (or pre-funded warrants in lieu thereof) at a public offering price of US$6.50 per share, for gross proceeds of approximately US$1,000,000, before deducting underwriting discounts, commissions and offering expenses.

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KWESST MICRO SYSTEMS INC.

  On April 9, 2024, the Company announced the closing of our previously announced underwritten public offering of 73,500 Common Shares and 80,350 pre-funded warrants with an exercise price of $0.01 at a public offering price of US$6.50 per share and US$6.49 per pre-funded warrant, less the underwriting discount.

  On April 30, 2024, the Company provided a corporate update ahead of its fiscal Q2 result, highlighting status of our military digitization contracts through 2028, an MOU signed with the University of Ottawa to hire software coding graduates, work with a large Canadian police agency as first adopter of KWESST LightningTM in advance of full market release, ARWEN scaling to multiples of historical revenue and, major agencies continue evaluations of PARA OPSTM.

  On May 17, 2024, the Company announced that it had been awarded a contract with its teaming partner CounterCrisis Tech for a proof of concept project to provide a situational awareness app in support of Canadian Red Cross emergency and disaster relief operations.

  On May 20, 2024,  the Company announced that it received written notification from Nasdaq on May 16, 2024, indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq rules for continued listing on Nasdaq, which requires listed securities to maintain a minimum bid price of US$1.00 per share.

  On May 23, 2024,  the Company announced the appointment of MNP LLP ("MNP") as our new, successor auditor until the close of the next annual general meeting.

  On June 10, 2024, the Company reported that we had been awarded a sub-contract by Thales Canada. Under the sub-contract, KWESST will deliver specialized software services for work under the Canadian Department of National Defence ("DND") Land C4ISR series of contracts to modernize the Canadian Army's capabilities through advanced Land C4ISR systems.

  On June 12, 2024, the Company announced an offering of Common Shares (and/or pre-funded warrants in lieu thereof) in a best efforts United States public offering.

  On June 12, 2024, the Company announced the pricing of our best efforts public offering of 290,000 Common Shares at a public offering price of US$5.80 per share, for gross proceeds of approximately US$1,682,000, before deducting placement agent fees and offering expenses. All of the Common Shares were offered by the Company.

  On June 14, 2024, the Company announced the closing of our previously announced public offering of 290,000 Common Shares at a public offering price of US$5.80 per share, less the placement agent fees. The gross proceeds from the offering, before deducting placement agent fees of $0.435 per Common Share (being an aggregate of US$126,150 or 7.5% of the public offering price of the securities) and estimated offering expenses payable by the Company, were approximately US$1,682,000.

  On August 7, 2024, the Company announced that a G7 capital city police service (the "Agency") has taken delivery of three T-SAS™ systems and in conjunction has entered into an agreement (at the close of business on August 6) with the Company for a limited time free trial of KWESST Lightning™. The trial has been initially rolled out to a team within the Tactical unit of the Agency to stress-test the equipment and services provide valuable user feedback that will shape the full commercial version once released, and as part of the trial, KWESST will provide training and support to obtain maximum user engagement. During the three-month trial period, the Agency will have access to the full capability of command, communication, and critical-incident management through the KWESST Lighting™ interface on all Android-based devices and leverage peer-to-peer and cloud-based secure networked tactical video streams across KWESST's secure SaaS cloud service.

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KWESST MICRO SYSTEMS INC.

  On August 12, 2024, the Company announced that it has entered into definitive agreements for the purchase and sale of 471,500 Common Shares at a purchase price of US$2.00 per Common Share in a registered direct offering. The gross proceeds to the Company from the offering were approximately US$943,000 before deducting placement agent fees and other offering expenses payable by the Company. In a concurrent private placement, the Company issued unregistered warrants to purchase up to 471,500 Common Shares at an exercise price of US$2.50 per share that were immediately exercisable upon issuance and will expire five years following the date of issuance. The registered direct offering was closed on August 13, 2024.

  On August 27, 2024, the Company announced the results of its 2024 Annual and Special Meeting of shareholders held on Monday, August 26, 2024, which included electing all the nominees to the Board, appointing MNP as auditor of the Company for the ensuing year, authorizing the Board to determine auditor's compensation, and approving the Company's amended LTIP. We also announced the addition of new directors Sean Homuth and Jennifer Welsh, and the departure of outgoing director John McCoach.

  On September 27, 2024, the Company announced the postponement of the special meeting of KWESST shareholders in connection with the proposed consolidation of the Company's share capital.

The following is a summary of major highlights that occurred subsequent to the year ended Q4 Fiscal 2024:

  On October 1, 2024, the Company updated investors on the ramp-up of activity on its sub-contract to Thales Canada in support of the Canadian DND Land C4ISR series of contracts to modernize the Canadian Army's capabilities through advanced Land C4ISR systems program. As of 16 November, KWESST has completed its staffing with conditional offers accepted for all of the 16 positions on the program, representing an annualized revenue of approximately CAD$3.3M. Once the new staff are onboarded to the program, we estimate our annualized revenue across Land C4ISR and DSEF will be approximately CAD$3.8M. The Company expects to continue to increase staffing, and related revenue, as future taskings are received. The Company's maximum potential workshare under the Land C4ISR and DSEF remains approximately CAD$48M and CAD$27M for the initial contract periods of 6 and 5 years respectively.

  On October 10, 2024, the Company announced its plan to proceed with a consolidation of its outstanding Common Shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share (the "Reverse Split"). The Company believed that the Reverse Split was in the best interests of shareholders as it allowed the Company to ensure continued compliance with the Nasdaq minimum bid price requirements.

  On October 21, 2024, the Company announced that, further to the Company's press release on October 10, 2024, it has received approval of the TSX Venture Exchange for the consolidation of the Company's issued and outstanding Common Shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share.

  On October 23, 2024, the Company announced that our wholly-owned subsidiary, KWESST Inc., had entered into a receivables facility agreement with a US-based global financing company. The facility provides up to CAD$250,000 advanced at a rate of 2.5% for the first thirty days and 1% for each ten days thereafter until receipt of funds from the receivable payee and limited to a total of 20% of the value of the receivable funded. Funds are advanced at 80% up front of the face value of the receivable with a 20% fee deposit retained by the financing company until the amount funded is fully repaid, following which any balance remaining of the 20% fee deposit is returned to KWESST Inc. The agreement grants security against KWESST Inc.'s receivables and other assets for funds advanced by the financing company. The initial term is for 12 months and may be terminated within such a term by KWESST Inc., subject to the payment of an early termination fee of 3% of the total limit of the facility.

  On October 23, 2024, the Company announced it had completed its plan to ramp up volume production of ARWEN cartridges, including the new 40mm baton round following successful characterization testing by a recognized ballistics laboratory. The ARWEN system is long-established in the law enforcement community and was designed as an alternative to lethal force for maintaining public order in the event of riots and civil unrest during protests and demonstrations. Historically, the Company has offered a 37mm cartridge that fires from its ARWEN launchers. In a move to expand the market for ARWEN branded products and to leverage the large installed base of third-party 40mm firing platforms, KWESST announced and showcased a new 40mm baton cartridge at the annual SHOT Show in January 2024. Live fire demonstrations at the SHOT Show Range Day and other events since then have demonstrated the notable performance of the new 40mm baton cartridge.

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KWESST MICRO SYSTEMS INC.

  On November 1, 2024, the Company announced the closing of a public offering of 3,889,000 pre-funded warrants at a public offering price of US$0.90 per Common Share. The gross proceeds from the offering were approximately US$3,500,000, before deducting placement agent fees of US$0.0675 per Common Share (being an aggregate of US$262,508 or 7.5% of the public offering price of the securities) and estimated offering expenses were approximately US$300,000. In addition, the Company issued to the placement agent as compensation for its services 194,450 Common Share purchase warrants with an exercise price of US$1.125 per share.

  On November 11, 2024,  the Company announced that it intends to issue a total of 119,047 Common Shares at a deemed price per Common Share of $0.84 per share, representing a 20% discount on the closing price of the Shares on the TSXV for settlement for reimbursement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Executive Chairman of the Company.

  On November 12, 2024, the Company announced the closing of a brokered private placement offering to an institutional accredited investor for aggregate gross proceeds of approximately CAD$3.4 million (the "November 2024 Offering"). As a part of the November 2024 Offering, the Company issued 4,145,200 pre-funded warrants to acquire one Common Share at a price of CAD$0.824 per pre-funded warrant, inclusive of the exercise price of CAD$0.001 per Common Share. Each pre-funded warrant was bundled with one Common Share purchase warrant of the Company. The Company also announced that it amended the terms of the outstanding pre-funded warrants issued on November 1, 2024, as part of the Company's best efforts public offering in the United States. The amendments revised the exercise price of the pre-funded warrant from USD$0.001 to CAD$0.0014, revised currency references from USD to CAD, and removed the ability for the holder to exercise the pre-funded warrant on a cashless basis. The foregoing amendments were agreed to by the holder of such pre-funded warrants pursuant to a pre-funded warrant amendment agreement.

  On November 13, 2024, the Company announced that it received a letter from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until May 12, 2025 (the "Compliance Date"), to regain compliance with the Minimum Bid Requirement. The Company was first notified by Nasdaq of its failure to maintain the Minimum Bid Requirement on May 16, 2024, and was given until November 12, 2024, to regain compliance. The Company did not regain compliance with the Minimum Bid Requirement during the first 180 calendar day period. On November 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with an additional and final 180 calendar day period, or until May 12, 2025, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of its Common Shares must meet or exceed US$1.00 per share for a minimum of ten consecutive business days at any time prior to the Compliance Date, unless the Nasdaq staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H). Should the Company fail to cure the deficiency in the second 180-day extension period which ends May 12, 2025, no further extensions will be granted and the Nasdaq will initiate delisting procedures.

  In December 2024, the LEC royalty payment (see section "Capital Resources - Contractual Obligations and Commitments" of the Company's management discussion and analysis for the year ended September 30, 2024 for more details) due April 2025, in the amount of $200,000 was paid early to DEFSEC, a private company owned by KWESST's Executive Chairman , in exchange for a $25,000 reduction resulting in a net payment of $175,000.

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KWESST MICRO SYSTEMS INC.

For further information, please contact:

Kris Denis, Interim Chief Financial Officer and Chief Compliance Officer

+1 (613) 250-9752

denis@kwesst.com

Sean Homuth, President and CEO

homuth@kwesst.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@kwesst.com

David Luxton, Executive Chairman

luxton@kwesst.com

About KWESST

KWESST (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW; FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate","plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties.

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KWESST MICRO SYSTEMS INC.

Although KWESST's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in 2024-2025 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement and execute its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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